Vf 9-19-02

Rec'd 8/29/02

02053260

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49074

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Guard Hill Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o International Fund Administration Ltd, Suite 464, 48 Par la Ville Road

(No. and Street)

RECD S.E.C. JUL 29 2002 550

HAMILTON HM 11, (City) BERMUDA (State) HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Keller (212) 737 9663

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - Bermuda

(Name — If individual, state last, first, middle name)

P.O. Box HM 906 (Address) Hamilton (City) Bermuda (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Bohan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guard Hill Capital LDC, as of December 31, 19xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

John Bohan & Rodito Tomodbanua o/b/o International Fund Administration Ltd. - Secretary

Title

Guard Hill Capital LDC

Notary Public

DAVID G. COOPER, Notary Public for and in the Islands of Bermuda, Hamilton, Bermuda. My Commission is unlimited as to time.

REVENUE BERMUDA $10

REVENUE BERMUDA $5

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Chartered Accountants

Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Mailing Address:
P.O. Box HM 906
Hamilton HM DX
Bermuda

Telephone (441) 295 5063
Fax (441) 295 9132
Email kpmg@kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Guard Hill Capital, LDC

We have audited the accompanying statements of assets and liabilities of Guard Hill Capital, LDC as of December 31, 2001 and 2000, including the condensed schedule of investments as of December 31, 2001, and the related statements of operations, changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guard Hill Capital, LDC as of December 31, 2001 and 2000 and the results of its operations, changes in its net assets and cash flows for the years then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. As discussed in Note 10, at December 31, 2001 Guard Hill Capital, LDC is in breach of its minimum capital requirement. However, the information contained in Schedule 1 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
March 25, 2002

GUARD HILL CAPITAL, LDC

Statements of Assets and Liabilities

December 31, 2001 and 2000
(Expressed in United States Dollars)

	2001	2000
Assets		
Investments in securities at market value (Cost $8,159,144; 2000 - $7,487,874)	$ 8,762,907	$ 7,745,371
Cash	8,370	3,021
Due from broker for trades pending settlement	113,762	1,278,562
Accrued dividends and interest receivable	12,796	12,462
Total assets	8,897,835	9,039,416
Liabilities		
Securities sold short at market value (Proceeds $4,044,056; 2000 - $2,791,457)	4,330,025	2,983,735
Margin borrowings (Note 6)	1,949,750	2,147,253
Due to broker for trades pending settlement	–	1,430,105
Accrued dividends and interest payable	5,310	20,998
Accounts payable and accrued expenses	19,668	2,500
Total liabilities	6,304,753	6,584,591
Net assets attributable to 13,538.553 (2000 - 12,555.396) shares of common stock issued and outstanding (Note 5)	$ 2,593,082	$ 2,454,825
Net asset value per share	$ 191.53	$ 195.52

See accompanying notes to financial statements

Signed on behalf of the Board

________________________ Director

________________________ Director

GUARD HILL CAPITAL, LDC

Condensed Schedule of Investments

December 31, 2001
(Expressed in United States Dollars)

Description	No. of Shares	% of Net Assets	Market Value
Investments in securities			
Common stock			
United States			
Basic Materials			
Westvaco Corp (cost $150,632)	5,000	5.49%	$ 142,250
Williamette Industries Inc. (cost $118,313)	2,500	5.02%	130,300
		10.51%	272,550
Communications			
Hotjobs com Ltd. (cost $252,127)	23,600	9.45%	244,968
Telecorp Pcs Inc. (cost $478,032)	37,000	18.34%	475,450
Other		2.98%	77,250
		30.77%	797,668
Consumer Goods			
Aviron (cost $205,483)	5,000	9.68%	251,050
CR Bard Inc. (cost $440,868)	7,500	18.94%	491,250
Cor Therapeutics Inc. (cost $351,325)	12,500	12.02%	311,625
Immunex Corp. New (cost $140,663)	5,000	5.54%	143,550
		46.18%	1,197,475
Defense			
Other		1.94%	50,405
Energy			
Aquila Inc. (cost $331,764)	20,000	13.77%	357,000
Mitchell Energy & Dev Corp. (cost $528,320)	10,000	20.63%	535,000
Petroleum Geo-Services ASA (cost $198,904)	30,000	9.83%	255,000
		44.23%	1,147,000
Financial			
Ambanc Holding co. Inc. (cost $339,399)	16,200	13.51%	350,406
American Bank of Connecticut (cost $290,859)	10,000	12.15%	315,000
Community Savings Bank (cost $326,714)	17,400	12.68%	328,860
Resource Bancshares Mortgage (cost $147,915)	14,000	6.36%	164,920
Other		9.90%	256,650
		54.60%	$ 1,415,836

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Condensed Schedule of Investments (continued)

December 31, 2001
(Expressed in United States Dollars)

Description	No. of Shares	% of Net Assets	Market Value
Common stock (continued)			
United States (continued)			
Industrial			
Cooper Inds (cost $394,763)	10,000	14.56%	$ 377,500
Other		0.77%	20,000
		15.33%	397,500
Technology			
Avant Corp (cost $285,835)	15,000	12.54%	325,050
Ikos Systems Inc. (cost $174,305)	15,000	6.82%	176,850
Sage Inc. (cost $553,611)	20,000	29.04%	753,000
Verisign Inc. (cost $138,383)	3,720	5.48%	142,141
Other		11.25%	291,850
		65.13%	1,688,891
Utilities			
American Water Works Co., Inc. (cost $503,257)	12,500	21.21%	550,000
Conectiv Inc. (cost $313,715)	13,400	13.15%	341,030
Orion Power Holdings Inc. (cost $129,550)	5,000	5.06%	131,250
		39.42%	1,022,280
Total common stock (cost $7,362,905)		308.11%	7,989,605
Preferred stock			
United States			
Financial (cost $90,370)		3.93%	102,000
Fixed income securities			
United States			
Gaylord Container Corp. (cost $143,805)	179,000	6.07%	157,520
Orion Power Holdings Inc. (cost $245,650)	250,000	9.48%	245,625
Total fixed income securities (cost $389,455)		15.55%	403,145
Other securities			
Analytics Research Corporation (cost $160,687) (Note 9)		6.20%	$ 160,687

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Condensed Schedule of Investments (continued)

December 31, 2001
(Expressed in United States Dollars)

Description	No. of Shares	% of Net Assets	Market Value
Investments in securities (continued)			
Options purchased			
United States			
Call options (cost $40,100)		2.89%	$ 75,000
Put options (cost $115,627)		1.26%	32,470
Total investment in securities (cost $8,159,144)		337.94%	$ 8,762,907
Securities sold short			
Common Stock			
United States			
Basic Materials			
Mead Corp (proceeds $158,085)	4,850	(5.78)%	$ (149,817)
Communications			
AT & T Wireless Services Inc. (proceeds $489,046)	33,300	(18.45)%	(478,521)
Net.Bank Inc. (proceeds $150,181)	15,933	(6.46)%	(167,456)
		(24.91)%	(645,977)
Consumer goods			
AMGEN Inc. (proceeds $125,711)	2,200	(4.80)%	(124,542)
Medimmune Inc. (proceeds $208,636)	5,375	(9.71)%	(251,819)
Millenium Pharmaceuticals Inc. (proceeds $360,520)	12,340	(11.69)%	(303,070)
Other		(0.01)%	(136)
		(26.21)%	(679,567)
Defence			
Other		(1.94)%	(50,405)
Energy			
Devon Energy Corporation (proceeds $198,258)	5,951	(8.87)%	(230,006)
Veritas DGC Inc. (proceeds $207,481)	14,100	(10.06)%	(260,850)
		(18.93)%	$ (490,856)

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Condensed Schedule of Investments (continued)

December 31, 2001
(Expressed in United States Dollars)

Description	No. of Shares	% of Net Assets	Market Value
Securities sold short (continued)			
Common stock (continued)			
United States (continued)			
Financial			
American Financial Holdings (proceeds $147,270)	6,520	(6.36)%	$ (164,956)
Other		(4.92)%	(127,577)
		(11.28)%	(292,533)
Industrial			
Tyco International Ltd (proceeds $ 163,542)	2,820	(6.41)%	(166,098)
Other		(0.30)%	(7,734)
Total		(6.71)%	(173,832)
Technology			
Genesis Microchip Inc. (proceeds $561,862)	11,420	(29.02)%	(752,578)
Synopsys Inc. (proceeds $308,189)	5,566	(12.70)%	(329,396)
Versign Inc. (proceeds $162,079)	3,720	(5.48)%	(142,142)
Other		(3.30)%	(85,652)
		(50.50)%	(1,309,768)
Utility			
Utilicorp United Inc. (proceeds $335,910)	13,797	(13.39)%	(347,270)
Total common stock (proceeds $3,819,534)		(159.65)%	(4,140,025)
Options written			
Call options (proceeds $193,208)		(6.57)%	(170,400)
Put options (proceeds $31,314)		(0.76)%	(19,600)
Total securities sold short (proceeds $4,044,056)		(166.98)%	$ (4,330,025)

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Statements of Operations

Years Ended December 31, 2001 and 2000
(Expressed in United States Dollars)

	2001	2000
Investment income		
Interest	$ 210,038	$ 160,275
Dividends (net of withholding taxes $28,362; 2000 - $17,651)	79,305	41,185
Total income	289,343	201,460
Expenses (Note 4)		
Interest expense and bank charges (Note 6)	424,352	466,974
Dividends on securities sold short	66,721	47,993
Administration fees (Note 3)	44,756	45,542
Other investment expenses	1,308	9,483
Professional fees	31,732	36,125
General expenses	11,164	6,472
Total expenses	580,033	612,589
Net investment loss	(290,690)	(411,129)
Realized and unrealized gains on investments		
Net realized (loss) gain on sale of investments	(18,765)	1,215,878
Net change in unrealized appreciation (depreciation) of investments	252,575	(194,710)
Total realized and unrealized gains on investments	233,810	1,021,168
Net (decrease) increase in net assets resulting from operations	$ (56,880)	$ 610,039

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Statements of Changes in Net Assets

Years Ended December 31, 2001 and 2000
(Expressed in United States Dollars)

		2001		2000
Net (decrease) increase in net assets resulting from operations:				
Net investment loss	$	(290,690)	$	(411,129)
Net realized (loss) gain on sale of investments		(18,765)		1,215,878
Net change in unrealized appreciation (depreciation) of investments		252,575		(194,710)
		(56,880)		610,039
From capital share transactions:				
Proceeds from issuance of 2,456.544 shares (2000 - 12,715.872) shares		486,311		1,903,057
Redemption of 1,473.387 shares (2000 - 47,214.032) shares		(291,174)		(7,100,378)
		195,137		(5,197,321)
Net increase (decrease) in net assets		138,257		(4,587,282)
Net assets at beginning of year		2,454,825		7,042,107
Net assets at end of year	$	2,593,082	$	2,454,825

See accompanying notes to financial statements

GUARD HILL CAPITAL, LDC

Statements of Cash Flows

Years Ended December 31, 2001 and 2000
(Expressed in United States Dollars)

		2001		2000
Cash flows from operating activities				
Net (decrease) increase in net assets resulting from operations	$	(56,880)	$	610,039
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash (used) provided by operating activities:				
Net realized loss (gain) on investments		18,765		(1,215,878)
Change in net unrealized (appreciation) depreciation on investments		(252,575)		194,710
Purchase of investment securities		(81,824,442)		(107,754,317)
Proceeds from sale of investment securities		82,121,701		113,795,740
Accrued dividend and interest receivable		(334)		815
Decrease in margin borrowings		(197,503)		(459,351)
Dividends and interest payable		(15,688)		184
Accounts payable and accrued expenses		17,168		2,500
Net cash (used) provided by operating activities		(189,788)		5,174,442
Cash flows from financing activities				
Proceeds from issuance of shares		486,311		1,903,057
Payments for shares redeemed		(291,174)		(7,100,378)
Net cash provided (used) by financing activities		195,137		(5,197,321)
Net increase (decrease) in cash and cash equivalents		5,349		(22,879)
Cash and cash equivalents at beginning of year		3,021		25,900
Cash and cash equivalents at end of year	$	8,370	$	3,021
Represented by				
Cash	$	8,370	$	3,021

See accompanying notes to financial statements

1. **General**

Guard Hill Capital, LDC (the "Fund") is an exempted limited duration company incorporated in the Cayman Islands on December 11, 1995. The Fund is the master fund in a master-feeder fund structure. In a master-feeder fund structure investment operations occur in the Master Fund which incurs the associated security transaction costs and holds the portfolio of securities. Fees of the Investment Advisor are an expense of the feeder funds (Note 4). The Fund invests in securities in accordance with the investment objective of the feeder funds which are its only shareholders.

The investment objective of the Fund is to earn consistently superior equity returns by primarily investing in event-driven arbitrage situations with specific exit strategies. The Fund invests exclusively through a discretionary managed account advised by Guard Hill Advisors, L.P. (the "Investment Advisor") and is administered by International Fund Administration, Ltd., (the "Administrator").

At December 31, 2001, the Funds' two feeders, GHC Capital Appreciation and Guard Hill Capital Partners, L.P. held 69.76% and 30.24%, respectively, of the Fund's shares.

2. **Summary of significant accounting policies**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Fund:

(a) Security transactions and valuation

Security transactions are accounted for on a trade date basis. Investments in securities traded on a national securities exchange or reported on the NASDAQ national market are valued at the last reported sales price as of the valuation day, or if no sale occurred on such day, at the last sale price on the most recent date on which a sale occurred. Securities which are not listed on a national securities exchange or reported on the NASDAQ national market are valued at the latest bid price for long positions and the latest ask price for short positions on the valuation day.

Realized gains and losses on investments are calculated using the first-in first-out method. Realized and unrealized gains and losses are recorded in the statement of operations.

(b) Investment income and expense

Interest income is recognized on an accrual basis. Dividend income is recognized on the ex-dividend date and is presented net of withholding tax. Dividends declared on short positions held on the ex-dividend date are recorded as dividend expense.

(c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Summary of significant accounting policies** (continued)

(d) Derivative financial instruments

The Fund uses derivative financial instruments, such as options, which are recorded at fair value at the reporting date. Realized and unrealized changes in fair values are included in realized and unrealized gains and losses on investments in the statement of operations in the period in which the changes occur.

The fair value of derivative financial instruments at the reporting date generally reflects the amount that the Fund would receive or pay to terminate the contract at that date. Many derivative financial instruments are exchange traded or are traded in the over the counter market where market values are readily obtainable.

When the Fund purchases a put or call option an amount equal to the premium paid by the Fund is recorded as an investment and is subsequently adjusted to the current fair value of the option purchased. This is based on the last quoted sales price, or if no sales occurred, the last quoted bid price on the reporting date. Premiums paid for options that expire unexercised are treated by the Fund on the expiration date as realized losses from investments. The difference between the premium and the amount received on writing an option to effect a closing transaction, including brokerage commissions, is also treated as a realized loss, or, if the premium is less than the amount received from the closing transaction, as a realized gain. If a call option is exercised, the premium is added to the cost of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium paid reduces the proceeds from the sale of the securities. The Fund, as purchaser of an option, bears market risk limited to the amount of the premium paid.

When the Fund writes a put or call option an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current fair value of the option written. This is based on the last quoted price, or if no transaction occurred, the last quoted asked price on the reporting date. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium received reduces the cost basis of the securities purchased. The Fund, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option.

3. **Administration fee**

Under the terms of the Fund Administration Agreement between International Fund Administration Limited (the "Administrator") and the Fund, the Administrator receives a fee based on a tiered percentage rate of the net asset value of the Fund, calculated monthly, subject to a minimum monthly fee of $2,500. The Administrator is also entitled to reimbursement of certain out-of-pocket expenses incurred on behalf of the Fund. For the year ending December 31, 2001 administration fees of $44,756 (2000 - $45,542) were incurred by the Fund of which $2,672 (2000 - $Nil) remains payable as at December 31, 2001.

4. **Expenses**

Because of its role as a master fund (Note 1) the Fund's expenses are predominantly those associated with trading and holding an investment portfolio. For administrative convenience, legal fees of the feeder funds have been charged to the Fund. Expenses that would normally be incurred by the Fund, including management and performance fees of the investment advisor are, by agreement, incurred by the feeder fund which substantially reduces the expense ratio of the Fund.

5. **Share capital**

The Fund has an authorized share capital of $50,000 divided into 5,000,000 shares of a par value of $0.01 each. Shares may be purchased as of the first business day of each month. Shares may be redeemed on the last business day of each quarter with 30 days prior written notice.

6. **Margin borrowings**

At December 31, 2001, the Fund had margin borrowings of $1,949,750 (2000 - $2,147,253) due to brokers. Margin borrowings increase the leverage of the Fund. To the extent the Fund applies leverage, its net assets will tend to increase or decrease at a greater rate than if borrowed funds were not used. The borrowings from each broker are secured by investments held by the broker for the Fund. Interest expense on the margin borrowings for the year ended December 31, 2001 was $408,700 (2000 - $465,570).

7. **Financial instruments with off-balance sheet risk or concentration of credit risk**

In the normal course of its business, the Fund buys and sells financial instruments which include option contracts and securities sold short. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. The derivative financial instruments may be traded on an exchange or negotiated between contracting parties (over the counter). Derivative financial instruments may result in off-balance sheet market and credit risk. Market risk is the possibility that future changes in market price may make a financial instrument less valuable or more onerous. If the markets should move against one or more positions that the Fund holds, the Fund could incur losses greater than the unrealized amounts recorded in the statement of assets and liabilities. The principal credit risk is that the counterparty will default and fail to fulfill the terms of the agreement.

The Fund buys and sells option contracts and sells securities short in order to protect against adverse movements in all or a portion of its underlying portfolio of securities and for speculative purposes.

The Fund may sell a security it does not own in anticipation of a decline in the market value of that security. When the Fund sells a security short, it must borrow the security and deliver it to the broker-dealer through which it made the short sale. The Fund is required to maintain collateral with the broker-dealer from which the security was borrowed. The Fund incurs a loss if the price of the security increases between the date of the short sale and the date on which the Fund returns the borrowed security. The Fund realizes a gain if the price of the security declines between those dates. Realized gains and losses arising from short sales are recorded as a net realized gain or loss on investments in the statement of operations. Securities sold short are recorded as liabilities on the statement of assets and liabilities.

7. **Financial instruments with off-balance sheet risk or concentration of credit risk** (continued)

Securities sold short have market risk to the extent that that the Fund, in satisfying its obligation, may have to purchase securities at a higher value than that recorded on the statement of assets and liabilities.

Option contracts provide the option purchaser with the right but not the obligation to buy or sell a financial instrument at a predetermined exercise price during a defined period. The option purchaser pays a premium to the option writer for the right to exercise the option. The option writer is obligated to buy or sell the item underlying the contract at a set price, if the option purchaser chooses to exercise the option. Option contracts also exist for various indices and are similar to options on a security except that, rather than settling physically with delivery of the underlying instrument, they are settled in cash. As a purchaser of an option contract, the Fund is subject to credit risk since the counterparty is obligated to make payments under the terms of the option contract if the Fund exercises the option. As a purchaser of an option contract, the Fund is only subject to market risk to the extent of the premium paid. As a writer of an option contract, the Fund is not subject to credit risk but is subject to market risk, since the Fund is obligated to make payments under the terms of the option contract if exercised. The Fund uses exchange-traded contracts that have standardized terms and performance mechanics.

Derivative financial instruments are generally based upon notional or contractual values. These values are not recorded in the statement of assets and liabilities, but they represent the extent of the Fund's participation in these financial instruments. At December 31, 2001 the contract amounts of the Fund's outstanding derivative financial instruments are as follows:

	Contract Value	
	2001	2000
Exchange traded derivatives		
Options purchased	$ 1,456,000	$ 2,067,000
Options written	4,191,250	–

8. **Taxation**

The Fund is considered a non-resident Cayman Islands corporation and is not subject to tax in the Cayman Islands with respect to interest income, dividend income or capital gains. Dividends received by the Fund from United States corporations are generally subject to United States withholding tax at a 30% rate. The Fund has elected treatment as a partnership for United States tax purposes and does not provide for United States income taxes because the individual shareholders are required to report their share of the Fund's net increase in net assets resulting from operations in their income tax returns.

(Expressed in United States Dollars)

9. Related party transactions

The other securities in the condensed schedule of investments represent a note receivable from Analytics Research Corporation ("Analytics"). One officer of Analytics is a director of the Fund. This note has a 5-year term maturing on December 31, 2002 and bears interest at a rate of 6.75% per annum. Commencing on the third anniversary date the Fund will also receive, in addition to the interest, an amount equal to 49% of Analytics net earnings after interest, taxes dividends and distributions until such time as the Fund has received an amount equal to 125% of the original value of the note. Analytics may repay the note at any time at par plus accrued interest. The note is convertible into 49% of Analytics outstanding capital stock in the event of default or change in control of Analytics. For the year ending December 31, 2001 the Fund received $12,153 (2000 - $10,846) in interest from Analytics.

10. Regulatory requirements

The Fund is required, under the terms of its broker-dealer licence, to maintain a minimum level of net capital. At December 31, 2001 the Fund's net capital was below the minimum level required.

11. Financial highlights

Per share operating performance:

Net asset value per share, at start of year	$ 195.52
Loss from investment operations	
Net investment loss	(21.98)
Net realized and unrealized gains on investments	17.99
Total from investment operations	(3.99)
Net asset value per share, end of year	$ 191.53
Total return	(2.04)%
Supplemental data:	
Net assets, end of year	$ 2,593,082
Ratio of expenses to average net assets[1]	22.11%
Ratio of net investment income to average net assets	(11.08)%

[1] Expenses include interest expense and dividends on securities sold short which together are 18.69% of average net assets.

COMPUTATION OF NET CAPITAL
December 31, 2001

GUARD HILL CAPITAL, LDC

1.	Total ownership equity from Statement of Financial Condition			$ 2,593,082
2.	Deduct ownership equity not allowable for Net Capital			–
3.	Total ownership equity qualified for Net Capital			
4.	Add:			
	A.	Liabilities subordinated to claims of general creditors allowable in Computation of net capital		–
	B.	Other (deductions) or allowable credits (List)		–
5.	Total capital and allowable subordinated liabilities			2,593,082
6.	Deductions and/or charges:			
	A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	–	
	B.	Secured demand note deficiency	–	
	C.	Commodity futures contracts and spot Commodities – proprietary capital charges	–	
	D.	Other deductions and/or charges	181,124	181,124
7.	Other additions and/or credits			–
8.	Net capital before haircuts on securities positions			2,411,958
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A.	Contractual securities commitments	–	
	B.	Subordinated securities borrowings	–	
	C.	Trading and investment securities:	–	
		1. Exempted securities	–	
		2. Debt Securities	60,472	
		3. Options	686,668	
		4. Other securities	1,388,982	
	D.	Undue Concentration	500,294	
	E.	Other	–	2,636,416
10.	Net Capital			$ (224,458)

The above computation of Net Capital does not differ materially from the computation of Net Capital as of December 31, 2001 as filed on March 22, 2002 on Form X-17A-5 Part II by Guard Hill Capital, LDC.